Exhibit 99.1

Swinton Group Boosts Net Promoter Score by 11 Percent with NICE Attended Automation

NICE's Attended Automation solution enables Swinton to redefine processes, improving customer experiences,

workforce engagement and efficiency

Hoboken, N.J., December 1, 2020 – NICE (Nasdaq: NICE) today announced that Swinton Group has transformed customer service and improved both customer and employee experiences by leveraging NICE’s Attended Automation solution. A UK-based insurance retailer with a network of branches across the country, Swinton Group redefined customer service workflows to ensure employees had the right data at the opportune time and next-step guidance at their fingertips with NICE's Attended Automation solution. As a result, Swinton benefitted from improved customer experiences and efficiency improvements including an 11 percent increase in net promoter score (NPS), an average reduction of 50 seconds in handling time (AHT), and an increase in capacity of over 7,700 calls per month.

John Mackey, RPA Manager, Swinton Group, said, “With NICE's Attended Automation solution we empowered employees with the data and tools needed to deliver unparalleled experiences. The results were impressive and evident from the customer, colleague and financial perspectives. We look forward to continuing setting the industry standard for exceptional customer service and believe automation will play a pivotal role in our efforts.”

Swinton initiated a large-scale transformation project focused on ensuring that contact center teams are both high-performance and engaged. They realized the importance of improving, simplifying and automating processes to the project's success. Adopting a robotic process automation strategy, Swinton chose NICE for its advanced attended automation capabilities. The development team then began working in close collaboration with the frontline staff to identify needs, gather ideas, promote attended automation workflows and embed training, resulting in the internal launch of highly customized workflows and processes.

With NICE-driven Attended Automation in place, contact center agents have the right information at the right time along with the customer’s full journey data. This reduced hold and wrap time helps to shorten calls by over 50 seconds each on average. New business sales calls were shortened by almost 3 minutes. As a direct result of deploying NICE, Swinton saw an increase in capacity, with their contact center now able to handle an extra 7,780 calls per month. Swinton also experienced increased employee engagement and positive feedback after implementing the NICE APA-driven program. Customers also provided positive feedback, in the form of an increase of 11 percent in NPS (from 32 to 43). These improvements were clearly linked to agents having the right data and next-best-action guidance at their fingertips, as they were able to focus more on the quality of their interactions, rather than on procedural issues and finding basic customer information.

John O'Hara, President of NICE EMEA, said, "Swinton Group leads the way in ensuring exceptional employee and customer experiences. By redefining its operational processes and workflows with Attended Automation, Swinton rewired its contact center to power more effective and efficient customer service while engaging the agents that provide it. The results are evident not only in their increased NPS score but also by the positive feedback they're receiving from the Financial Conduct Authority (FCA) on this project."

About NICE

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact

Christopher Irwin-Dudek, 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors

Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Yisca Erez +972 9 775 3798, ir@nice.com, CET

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Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O'Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.